Exhibit 1.02

Linear Technology Corporation

Conflict Minerals Report

For The Calendar Year Ended December 31, 2014

Introduction

Linear Technology Corporation ("Linear," also referred to as the “Company,” “we,” “us,” or “our”) is a member of the S&P 500, has been designing, manufacturing and marketing a broad line of high performance analog integrated circuits for major companies worldwide for over three decades. The Company's products provide an essential bridge between our analog world and the digital electronics in communications, networking, industrial, automotive, computer, medical, instrumentation, consumer, and military and aerospace systems. Linear produces power management, data conversion, signal conditioning, RF and interface ICs, µModule® subsystems, and wireless sensor network products. The Company is a Delaware corporation; it was originally organized and incorporated in California in 1981. The Company competes primarily on the basis of performance, functional value, quality, reliability and service.

This Report relates to the process undertaken for Linear products that were manufactured, or contracted to be manufactured, during calendar year 2014 and that contain gold, columbite-tantalite (coltan), cassiterite, wolframite, and their derivatives (collectively, the “Conflict Minerals”).

Executive Summary

Linear reviewed its affected supplier base for conflict minerals use and queried potential suppliers of conflict minerals. 65 unique, valid smelters or refiners of 3TGs (herein referred to as “smelters”) were reported by Linear suppliers. Of these 65 smelters, 12 were identified as sourcing (or may be sourcing) from the Democratic Republic of Congo (DRC) or surrounding countries (collectively, the “Covered Countries”). Linear’s due diligence review indicates that all 12 smelters are compliant and listed as conflict free by the Conflict Free Smelter Program (CFSP).

Management Systems

Linear has established a management system for Conflict Minerals. This included the creation of a Conflict Minerals Team comprised of management from the functional areas of the Company familiar with Conflict Minerals. This team was created to support supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program. We have a grievance mechanism through which our employees and suppliers can report a violation of our policies, and maintain an e-mail address (conflict.minerals@Linear.com) for suppliers and employees to report violations, ask questions and voice concerns. We established a system of controls over the Company's mineral supply chain, including the reasonable country of origin inquiry and due diligence procedures described below. If a risk is identified by employees, suppliers, customers, or the media, Linear has implemented a process to assess and mitigate the identified risk, which includes reporting of the risk to the designated member of senior management.

Reasonable Country of Origin Inquiry

A reasonable country of origin inquiry (RCOI) was executed with 39 affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by Linear. Linear’s RCOI process was designed to include all parts and materials necessary to the functionality or production of a product manufactured by Linear Technology in 2014.

The affected suppliers and original manufacturers were contacted, provided with Linear’s policy, and requested to provide conflict minerals data in the industry standard Conflict Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template. Non-responsive suppliers and suppliers with inadequate responses were contacted multiple times with clear instructions regarding Linear’s requirements.

After correction, review, and removal of alternate names, 65 smelters were identified as conflict minerals smelters consistent with the 2014 smelter definitions agreed upon by industry and the audit protocols published by the CFSI.

After contacting all 65 smelters directly and performing a risk assessment regarding responses, 12 smelters were identified either to source, or there was reason to believe they source, conflict minerals from the Covered Countries. This assessment was based on information directly from the smelters and other public information available at the time.  A risk assessment was performed on smelter responses including review of sourcing responses by smelters not yet CFSP compliant against the sourcing risk of their specific country. The risk assessment included a review of the report of the UN Group of Experts on the DRC; publications by Global Witness, Enough Project, Southern Africa Resource Watch, and Radio Okapi; and a general Internet search (Google).

In accordance with the SEC Final Rule for conflict minerals that are sourced from the Covered Countries, Linear is required to exercise due diligence on the conflict minerals’  source and chain of custody and to follow a Nationally or Internationally Recognized Due Diligence Framework.

Conflict Minerals Policy

Our policy is publicly available on our website : http://www.linear.com/designtools/quality/ under "Conflict Policy"

Design of Due Diligence

Linear designed its due diligence measures to conform to the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on tantalum, tin, tungsten, and gold.

Due Diligence Results  - Smelters

Of the 12 smelters identified to source conflict minerals from the Covered Countries or those whom Linear has reason to believe source conflict minerals from the Covered Countries, 12 smelters are recognized as conflict free by the Conflict Free Smelter Program (CFSP) based on an independent third party audit according to industry approved audit protocols, and listed on the Conflict Free Smelter Program’s website as CFSP compliant.

Facility and Mine Information

Smelters used by Linear’s suppliers have been identified to source from the DRC, Rwanda, and Tanzania.  Source mines used by suppliers of Linear are not publicly available.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.
b.

Continuing to drive our suppliers to obtain current, accurate, and complete information about their smelters of Conflict Minerals, and providing education regarding Linear’s conflict minerals requirements;

c.	Continue to engage directly (or indirectly through suppliers) smelters sourcing from the Covered Countries to become CFSP compliant.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Linear and are based on the infrastructure and information available at the time. Linear’s due diligence process has not been audited by an independent third party auditor.  A number of factors could introduce errors or otherwise affect our conflict free declaration.

These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter was not finalized at the end of the 2014 reporting period, confusion by suppliers over requirements of SEC final rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, illegally tagged DRC conflict minerals being introduced into the supply chain, companies going out of business in 2014, certification programs are not equally advanced for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the Covered Countries.